Exhibit (a)(2)
DAVIDSON DIVERSIFIED REAL ESTATE II, L.P.
c/o Davidson Diversified Properties, Inc.
55 Beattie Place, Post Office Box 1089
Greenville, South Carolina 29602
July 1, 2008
Dear Limited Partner:
     As you may be aware by now, MPF Badger Acquisition Co., LLC; SCM Special Fund, LLC; Steven Gold; MP Value Fund 7, LLC; MPF DeWaay Fund 6, LLC; and MacKenzie Patterson Fuller, LP (collectively, the “MPF Group”) initiated an unsolicited tender offer to buy up to 138 units of limited partnership interests (the “Units”) in Davidson Diversified Real Estate II, L.P. (the “Partnership”). The managing general partner of the Partnership, Davidson Diversified Properties, Inc. (the “Managing General Partner”), first became aware of the offer by the MPF Group on June 12, 2008 and sent a response letter to all limited partners on June 24, 2008 regarding the MPF Group’s offer. The purpose of this letter is to clarify the reasons for the Managing General Partner’s decision to remain neutral with respect to the MPF Group’s offer.
     The Partnership, through its Managing General Partner, is required by the rules of the Securities and Exchange Commission to make a recommendation whether you should accept or reject this offer or to state that the Partnership is remaining neutral with respect to such offer. The Units are not traded on an exchange or other reporting system, and although the Units trade from time to time, the Managing General Partner is of the opinion that secondary market sales information is not a reliable measure of value in this instance because of the limited number of reported trades. In addition, the Partnership has not undertaken any valuation analysis regarding the sale of the Units. Therefore, the Managing General Partner is remaining neutral and does not express any opinion with respect to the MPF Group’s offer, because the Managing General Partner does not have a reliable indicator of the fair value of the Units.
     However, we call your attention to the following considerations, none of which were a factor in the Managing General Partner’s neutral position, but which may be relevant to your decision as to the MPF offer:
•	The MPF Group offer price is $8,400.00 per Unit, which will be reduced by the amount of any distributions declared on or between June 12, 2008 and July 16, 2008, or such other date to which the MPF Group offer may be extended.

•	The MPF Group offer is for 138 Units, or approximately 11% of the total outstanding Units. The MPF Group offer states that the MPF Group and its affiliates own 37.5 Units, or 3.06% of the total outstanding Units. According to our records, the MPF Group and certain entities the Managing General Partner believes are affiliates of the MPF Group, directly and indirectly own or control an aggregate of 36.75 Units, or approximately 3.00% of the total outstanding Units. The MPF Group may be affiliated with other limited partners of the Partnership whose Units are included in its statement of ownership. Any acquisition of Units by the MPF Group as a result of the MPF Group’s offer may affect the outcome of Partnership decisions, in that the purchases may concentrate ownership of Units. Affected decisions may include any decision in which limited partners unaffiliated with the Managing General Partner are given an opportunity to consent or object.

•	While the MPF Group is offering $8,400.00 per Unit, its offer to purchase estimates the liquidated value of the Partnership is to be approximately $9,560.00 per Unit.

•	AIMCO Properties, L.P. (together with its affiliates, “AIMCO Properties”), which holds 706 Units, or approximately 57.67% of the 1,224.25 total outstanding Units as of June 13, 2008, does not intend to tender any of its Units in the MPF Group offer.

•	The MPF Group offer states that you will have the right to withdraw Units tendered in the offer at any time until the expiration of the offer on July 16, 2008, or until such other date to which the MPF Group offer may be extended. If your Units have not been accepted for payment by August 11, 2008, you can withdraw them at any time after such time until your Units are accepted for payment.

•	If more than 138 Units are tendered and not withdrawn, the MPF Group will accept for payment and pay for 138 Units on a pro rata basis. Therefore, an investor who tenders all of its Units might not fully dispose of its investment in the Partnership. The MPF Group offer allows you the option to sell “All or None” of your Units. If you elect the “All or None” option and more than 138 Units are tendered, your tender will be deemed to have been automatically withdrawn, and the MPF Group will not purchase your Units.

•	The Partnership’s investment properties consist of three apartment complexes: Big Walnut Apartments, a 251-unit complex located in Columbus, Ohio; The Trails Apartments, a 248-unit complex located in Nashville, Tennessee; and Reflections Apartments, a 582-unit complex located in Indianapolis, Indiana. On May 22, 2008, as previously disclosed, the Partnership entered into a Purchase and Sale Contract with Ardizzone Enterprises, Inc. to sell the Reflections property for $80,750,000. This transaction is currently scheduled to close on June 25, 2008, subject to certain extension rights held by both the Partnership and Ardizzone Enterprises. In addition, the Managing General Partner is considering the sale of both the Trails and Big Walnut properties, although neither property is currently listed or being marketed for sale. No assurances can be given regarding the timing or amount of any sale or related distribution, if at all.

•	In connection with the refinancing of the mortgage indebtedness encumbering the Trails Apartments in May 2006, the lender obtained an appraisal of that property. In its appraisal report, dated March 15, 2006, the appraiser concluded that the market value of the Trails Apartments was $13,500,000 as of March 10, 2006.

•	In connection with the refinancing of the mortgage indebtedness encumbering Big Walnut Apartments in September 2007, the lender obtained an appraisal of that property. In its appraisal report, dated August 22, 2007, the appraiser concluded that the market value of Big Walnut Apartments was $8,230,000 as of August 17, 2007.

•	Pursuant to the partnership agreement, the term of the Partnership is scheduled to expire on December 31, 2008. Accordingly, prior to this date the Partnership will need to either sell the investment properties or extend the term of the Partnership.

•	We purchased 49.5 Units in 2007 at a purchase price of $7,468.42, and there have been no other purchases since January 1, 2005.

•	Set forth below is secondary sales information as reported by Direct Investments Spectrum (formerly known as The Partnership Spectrum), which, along with The American Partnership Board, are the only two independent, third-party sources from which we currently have information regarding secondary market sales. The American Partnership Board has reported no sales during the years ended December 31, 2005, 2006 and 2007, or during 2008 (through April 30). The gross sales prices reported by Direct Investments Spectrum does not necessarily reflect the net sales proceeds received by sellers of Units, which typically are reduced by commissions and other secondary market transaction costs to amounts less than the reported price. We do not know whether the information compiled by Direct Investment Spectrum is accurate or complete. Other sources, such as The Stanger Report, may contain prices for Units that equal or exceed the sales prices reported by Direct Investments Spectrum.
•	Set forth below are the high and low sales prices of Units for the year ended December 31, 2005 and 2007, as reported by Direct Investments Spectrum. There have been no sales reported by the Direct Investments Spectrum during the year ended December 31, 2006 or during 2008 (through March 31):

	HIGH	LOW
Year Ended December 31, 2005:	$4,300	$4,300
Year Ended December 31, 2007:	$9,000	$9,000
     The Managing General Partner urges each investor to carefully consider the foregoing information before tendering his or her Units to MPF Group.
     Each limited partner should make its own decision as to whether or not it should tender or refrain from tendering its Units in an offer in light of its unique circumstances including (i) its investment objectives, (ii) its financial circumstances including the tolerance for risk and need for liquidity, (iii) its views as to the Partnership’s prospects and outlook, (iv) its own analysis and review of all publicly available information about the Partnership, (v) other financial opportunities available to it, (vi) its own tax position and tax consequences, and (vii) other factors that the holder of Units may deem relevant to its decision. Under any circumstances, limited partners should be aware that a sale of their Units in the Partnership will have tax consequences that could be adverse.
     Please consult with your tax advisor about the impact of a sale on your own particular situation and the effect of any negative capital accounts.
     If you would like to discuss your Partnership’s performance in greater detail, please contact our Investor Relations Department at ISTC Corporation at (864) 239-1029 or at Post Office Box 2347, Greenville, South Carolina 29602. Please be advised that the information contained in this letter reflects the extent of our advice with respect to this offer.

Sincerely, Davidson Diversified Properties, Inc. Managing General Partner